06040548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

No Act

Act Exchange Act of 1934
Section
Rule 13e-4(f)(8)(i) + (ii)
Public Availability June 12 2006

June 12, 2006

Via Facsimile 044 20 7456 2222 and U.S. Mail

PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

JUN 28 2006

Lawrence Vranka, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

Re: Vodafone Group PLC Return of Capital

Dear Mr. Vranka:

We are responding to your letter dated June 8, 2006 addressed to Mauri L. Osheroff, Brian V. Breheny and Christina Chalk, as supplemented by telephone conversations with the staff, with regard to your request for exemptive and no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your June 8, 2006 correspondence.

On the basis of the representations made and the facts presented in your letter, the Division of Corporation Finance will not recommend that the United States Securities and Exchange Commission (Commission) take enforcement action under Rule 13e-4(f)(1)(i) or Rule 14e-1(a) under the Exchange Act if Vodafone implements the Initial Redemption in the manner described in your letter. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- The Election Period will extend for a period of at least twenty U.S. business days;
- The assertion in your letter that the market has become familiar with repurchase and redemption schemes like the Initial Redemption; and
- Vodafone's request that new holders of Vodafone ordinary shares who become shareholders after the record date for the Capital Reorganization have the Shareholder Circular, the Election Forms and any other accompanying materials forwarded to them promptly, to the extent they have purchased after the mailing date.

On the basis of the representations made and facts presented in your June 8, 2006 letter, the Commission hereby grants an exemption from Rules 13e-4(f)(8)(i) and (ii) to allow Vodafone to offer U.S. shareholders and holders of Vodafone ADRs only the Initial B Share Dividend in the Initial Redemption. In granting this exemption, we note in particular your representations that:

- U.S. shareholders cannot realize the tax deferral benefits enjoyed by UK shareholders pursuant to the B Share Alternatives;
- U.S. shareholders are not otherwise disadvantaged by the inability to make an election among the B Share Alternatives; and
- The B Shares will not be listed on any stock exchange or quotation system.

The foregoing exemptions and no-action positions are based solely on the representations and the facts presented in your letter, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, matters relating to the registration requirements under the Securities Act of 1933 and the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,

Mauri L. Osheroff
Associate Director
Division of Corporation Finance

Enclosure

One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Group 4 Fax (44-20) 7374 9318
DX Box Number 10 CDE
Direct Line (44-20) 7456 3481

Ms. Mauri L. Osheroff
Associate Director, Regulatory Policy

Mr. Brian V. Breheny
Chief, Office of Mergers and Acquisitions

Ms. Christina Chalk
Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

June 8, 2006

Our Ref LAYV/TBS

Dear Ms. Osheroff, Mr. Breheny and Ms. Chalk,

VODAFONE GROUP PUBLIC LIMITED COMPANY RETURN OF CAPITAL

We are writing on behalf of our client, Vodafone Group Public Limited Company, a public limited company organized under the laws of England and Wales ("**Vodafone**" or the "**Company**"), in connection with the Company's proposal to return cash to the holders of its existing ordinary shares of $0.10 each (the "**Existing Ordinary Shares**"), and the holders of its existing American Depositary Receipts, each evidencing ten Existing Ordinary Shares ("**Existing ADRs**" and, together with the Existing Ordinary Shares, the "**Securities**"). The Company proposes to return the cash in a similar manner to a dividend by issuing redeemable non-cumulative preference shares, nominal value 15 pence each (the "**B Shares**"), on a pro rata basis to existing Security holders. The B Shares will entitle the holders thereof to receive 15 pence per B Share and, subject to the grant of the relief requested herein, Security holders (other than holders of Existing Ordinary Shares who have an address in the United States on Vodafone's register of members or who are physically located in the United States ("**U.S. Shareholders**") and holders of Existing ADRs) will be able to choose from among three alternatives to receive their cash: (i) an initial redemption (the "**Initial**

Redemption") of the B Shares by the Company in accordance with their terms, whereby each holder of B Shares would receive 15 pence per B Share; (ii) a single dividend of 15 pence per B Share in respect of all B Shares held by the Security holder, following which the B Shares would convert by their terms into "deferred shares," which would be of negligible value, have extremely limited rights, including no voting rights, and which may subsequently be redeemed or repurchased by the Company for one penny (£0.01) in aggregate, in accordance with their terms (the "**Deferred Shares**") (the "**Initial B Share Dividend**"); and (iii) retention of the B Shares, with the possibility of future redemptions of the B Shares on each of February 5, 2007, August 5, 2007 and February 5, 2008 and with all outstanding B Shares being compulsorily redeemed on August 5, 2008 in accordance with the terms of the B Shares (the "**Future Redemptions**") (collectively with the Initial Redemption and the Initial B Share Dividend, the "**B Share Alternatives**"). Subject to the grant of the relief requested herein, U.S. Shareholders and holders of Existing ADRs would automatically receive the Initial B Share Dividend in accordance with the terms and conditions of the B Shares and would not have the ability to elect from among the B Share Alternatives.

In conjunction with the issuance of the B Shares, the Company proposes to engage in a consolidation of its share capital (i.e., a reverse stock split) (the "**Share Capital Consolidation**"). The issuance of the B Shares and the Share Capital Consolidation are collectively referred to as the "**Capital Reorganization**" and, together, the Capital Reorganization and the B Share Alternatives are referred to as the "**Return of Capital**". The Share Capital Consolidation is designed to reduce the number of ordinary shares in issue in line with the cash to be returned to Security holders by way of the B Share Alternatives so as to make the market price and other Company data, such as earnings and dividends per share, comparable before and after the Return of Capital.[1]

To the extent that the Initial Redemption may constitute a tender offer[2], within the meaning of the Securities Exchange Act 1934 (the "**Exchange Act**"), for a class of equity securities (i.e., the B Shares) by or on behalf of an issuer with a class of equity securities registered under Section 12 of the Exchange Act (i.e., Vodafone's Existing Ordinary Shares and Existing ADRs in respect thereof), and an analysis of the U.S. beneficial ownership of the Company's Securities as set forth below in Section 1 suggests that as of April 30, 2006, approximately 32 percent of the Company's Issued Share Capital (as defined below) is held in the United States, subject to the request herein, the Company proposes to conduct the Initial Redemption in accordance with Rule 13e-4(i) under the Exchange Act ("**Tier II**").

Notwithstanding the foregoing, on behalf of the Company, we hereby respectfully request that the staff (the "**Staff**") of the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**"):

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[1] The Staff (as defined above) has confirmed on numerous occasions over the years that there is no "sale" (as defined in Section 2(a)(3) under the Securities Act) when a company declares and pays a share dividend or engages in a share split similar to the one contemplated herein. *See, e.g.*, Letter of General Counsel Discussing the Question of Whether a Sale of a Security is Involved in the Payment of a Dividend, Securities Act Release No. 33-929 [11 F.R. 10957], Fed. Sec. L. Rep. (CCH) ¶1121 (July 29, 1936) and JDN Realty Corporation (October 26, 1999), including the Staff no-action letters cited therein.

[2] Although we believe that pursuant to Rule 13e-4(h)(1) the Initial Redemption pursuant to the B Share Alternatives should not constitute a transaction subject to compliance with Rule 13e-4 to the extent it constitutes a call or redemption of a security in accordance with the terms and conditions of its governing instruments in the United States, because the availability of Rule 13e-4(h)(1) is not free from doubt the Company is conducting the Return of Capital on the basis that Rule 13e-4 applies to the Initial Redemption.

(i) confirm that, for the purposes of Rule 13e-4(f)(1)(i) and Rule 14e-1(a) under the Exchange Act, the Initial Redemption alternative will be deemed to be open for not less than 20 U.S. business days between the date the Shareholder Circular, the Election Forms and the Schedule TO (each as defined below) are mailed to Security holders and the end of the Election Period (as defined below) or, in the alternative, that the Staff will not recommend any enforcement action to the Commission under Rule 13e-4(f)(1)(i) or Rule 14e-1(a) if the Initial Redemption is implemented in the manner described herein; and

(ii) grant exemptive relief from the requirements of Rule 13e-4(f)(8)(i) and (ii) (the "**All Holders/Best Price Rule**") if U.S. Shareholders and holders of Existing ADRs automatically receive the Initial B Share Dividend in accordance with the terms and conditions of the B Shares (which will be set out in the Company's Memorandum and Articles of Association) and would not have the ability to elect from among the B Share Alternatives.

1 Vodafone Group Public Limited Company

Vodafone is the world's leading mobile telecommunications company, with a significant presence in Europe, the United States and the Asia Pacific region through the Company's subsidiaries, affiliates and investments. The group provides a wide range of mobile telecommunications services, including voice and data telecommunications.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. The principal trading market for the Existing Ordinary Shares is the London Stock Exchange ("**LSE**"). The Company's Existing ADRs evidencing American Depositary Shares ("**ADSs**") issued by The Bank of New York, as depositary (the "**Depositary**"), trade on the New York Stock Exchange (symbol: "**VOD**"). The ADRs have been issued by the Depositary pursuant to the terms of a deposit agreement (the "**Deposit Agreement**"), dated as of October 12, 1988, as amended and restated as of December 26, 1989, as further amended and restated as of September 16, 1991 and as further amended and restated as of June 30, 1999, among the Company, the Depositary and holders from time to time of ADRs issued thereunder. The only classes of the Company's securities registered pursuant to Section 12(b) of the Exchange Act are the Existing Ordinary Shares and the existing ADSs. The Company is subject to the reporting requirements of Sections 13 and 15 of the Exchange Act and files annual reports on Form 20-F and furnishes interim reports on Form 6-K.

Based on information provided by Vodafone, as of April 30, 2006, Vodafone had approximately 60 million Existing Ordinary Shares issued and outstanding (including those represented by Existing ADRs) (the "**Issued Share Capital**"). As at such date, Vodafone believes that approximately 19 million Existing Ordinary Shares (in the form of shares or Existing ADRs) were beneficially held in the United States (assuming all North American shareholders are U.S. Shareholders). According to the information available at such date, no holders of the Existing Ordinary Shares (other than the Depositary), whether in the form of shares or Existing ADRs, holds 10 percent or more of the Issued Share Capital. Based on the foregoing and calculated in a manner consistent with Instruction 2 to Rule 13e-4(i), as at April 30, 2006, Vodafone estimates that approximately 32 percent of its Issued Share Capital was beneficially held in the United States and, as a result, it intends to rely on the Tier II exemption afforded by Rule 13e-4(i) under the Exchange Act in the context of the Initial Redemption.

2 The Return of Capital

2.1 Overview

On March 17, 2006, Vodafone announced that it had reached agreement on the sale of its 97.68 percent interest in Vodafone Japan to Softbank for approximately £8.9 billion and its intention to return £6 billion to Security holders.[3] The Return of Capital by way of the B Share Alternatives and Capital Reorganization is, in essence, a fairly common mechanism under English law[4] designed to permit the holders of the ordinary shares of an English company to have cash returned to them but to elect the form of receipt, i.e., income or capital, and, to the extent capital is elected, to elect the timing of receipt.[5] In order to effect the Return of Capital, the Company is required under English law to have shareholders approve the Return of Capital, since the Company must amend its Memorandum and Articles of Association in order to create the B Shares as part of the Capital Reorganization and the new ordinary shares (the "**New Ordinary Shares**") to be issued upon cancellation of the Existing Ordinary Shares. The Company will seek shareholder approval (by at least 75 percent of the Existing Ordinary Shares voting in person or by proxy) for the Return of Capital at an Extraordinary General Meeting (the "**EGM**") to be held on July 25, 2006. Under English law and the Company's Memorandum and Articles of Association, a notice convening the EGM and materials relating thereto must be given to shareholders at least 21 full calendar days in advance of the EGM (but excluding the mailing date, the date after the mailing and the date of the EGM); in fact, such notice and materials will be sent to Security holders on June 13, 2006, which is 43 calendar days and 30 U.S. business days prior to the EGM. The only conditions to the Return of Capital are the approval of the Return of Capital by Security holders and the admission of the New Ordinary Shares to the Official List maintained by the U.K. Financial Services Authority ("**FSA**") and admission to trading on the London Stock Exchange ("**LSE**"). These conditions are expected to be satisfied by July 31, 2006 (unless the Election Period (as defined below) is extended).

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3 This sale was completed on April 27, 2006. Vodafone subsequently determined to return approximately £9 billion to shareholders.

4 *See, e.g.*, Scottish Power plc (April 3, 2006); National Grid Transco PLC (June 4, 2005); Elementis plc (October 5, 2000); Elementis plc (March 20, 2000); Anglian Water Plc (August 21, 1998); Bass plc (January 8, 1998); Diageo plc (December 19, 1997); and Thorn PLC (June 18, 1997).

5 As discussed further herein, the tax benefit of returning cash to shareholders in the form of a B Share provides benefits under U.K. tax law but not under U.S. tax law. Under applicable U.S. tax law, U.S. taxpayers would recognize income, regardless of whether an investor received a cash dividend or a B Share dividend, at the time such dividend is paid. In a domestic U.S. context, it would be more typical for an issuer seeking to return cash to shareholders to declare a special cash dividend, or to effect share buybacks, and we are not aware of any U.S. company ever having issued an instrument similar to the B Shares for the sole purpose of returning cash to shareholders.

Based on an analysis of beneficial ownership conducted by Vodafone's corporate broker, as of March 31, 2006, approximately 53 percent of Vodafone's Existing Ordinary Shares were beneficially owned by shareholders in the United Kingdom, and approximately 32 percent of Vodafone's Existing Ordinary Shares were beneficially owned by shareholders in North America (in each case including Existing Ordinary Shares in the form of Existing ADRs). As of the same date approximately 13 percent of Vodafone's Existing Ordinary Shares were beneficially owned by shareholders in other European countries, and approximately 2 percent were beneficially owned by shareholders in the rest of the world. Vodafone has not conducted a detailed analysis of the tax treatment of the Return of Capital on shareholders in jurisdictions other than the United Kingdom, United States and Ireland (the latter of which has the highest number of registered shareholders on Vodafone's register of members and which shareholders can pursuant to Irish tax law derive a tax benefit from the ability to elect under from among the B Share Alternatives). On the basis of the foregoing, shareholders in countries other than the United Kingdom and the United States (each of which other country comprising a relatively small percentage of Vodafone's total share ownership) are being treated in the same way as the U.K. shareholders.

The materials initially sent to Security holders on June 13, 2006 will be (i) a circular to shareholders (the "**Shareholder Circular**") consisting of a description of the Capital Reorganization, the terms and conditions of the Return of Capital and the proposed resolutions to be approved by Security holders in connection therewith, including a description of the rights and restrictions attached to the B Shares and the Deferred Shares; (ii) a proxy form or an ADR voting instruction card for the EGM; and (iii) an election form or a letter of election and transmittal (each an "**Election Form**"). U.S. Security holders will also receive a Tender Offer Statement on Schedule TO (the "**Schedule TO**") and certain other relevant information, which collectively will contain such additional information as is required by Rule 13e-4. The Shareholder Circular will be filed with the Commission as an exhibit to the Schedule TO prior to or as soon as practicable on the date such materials are sent to the Company's Security holders.

The Shareholder Circular will describe the terms and conditions of the B Shares and the means by which Security holders will be permitted to participate in the Return of Capital. Pursuant to the terms and conditions of the B Shares (which would be embedded in the Company's Memorandum and Articles of Association), U.S. Shareholders and Existing ADR holders will automatically receive the Initial B Share Dividend, and their B Shares would thereafter convert into Deferred Shares. With respect to Security holders other than U.S. Shareholders and Existing ADR holders, the Election Form may be used to make elections under the B Share Alternatives, including the Initial Redemption, until August 3, 2006. To the extent that such Security holders elect for Initial Redemption, they will have their B Shares redeemed on August 4, 2006. The period from June 13, 2006, the date the materials are sent to Security holders, until August 3, 2006, the last date for receipt of Election Forms (pursuant to which Security holders may elect to tender their B Shares under the Initial Redemption), is referred to herein as the "**Election Period.**" During this Election Period, which comprises 37 U.S. business days, any elections to redeem made pursuant to the Initial Redemption are revocable and may be withdrawn. Payment in respect of the B Shares to be redeemed pursuant to the Initial Redemption, and in respect of which Security holders have elected (or pursuant to the terms and conditions of the B Shares will automatically receive) the Initial B Share Dividend, will be mailed to Security holders or credited to U.K. CREST accounts on August 11, 2006, approximately the 6th U.S. business day subsequent to the end of the Election Period.

The material components of the proposed schedule for the Return of Capital, the terms of which are described in greater detail in Section 2.2 below, is as follows:

Expected Timetable of Key Events	**2006**
Shareholder Circular and Election Form or Letter of Election and Transmittal mailed to Security holders; U.S. resident Security holders will also be sent Schedule TO	June 13
Election Period	June 13 until August 3
Latest date for receipt of EGM Proxy form or ADR voting instruction cards	July 23
Extraordinary General Meeting	July 25

Expected Timetable of Key Events	2006
Record Date for the Return of Capital	July 28
New ADRs listed and begin trading on the New York Stock Exchange	July 31
New Ordinary Shares admitted to the Official List and admitted to trading on the LSE's market for listed securities; dealings in the New Ordinary Shares commence; New Ordinary Shares entered into CREST	July 31
Latest time for receipt of Election Forms in relation to the B Share Alternatives and latest date to receive withdrawal notices	August 3
Initial Redemption date	August 4
Initial B Share Dividend declared and B Shares in respect of which the Initial B Share Dividend is payable convert into Deferred Shares	August 7
Dispatch checks / credit CREST accounts in respect of B Shares redeemed under the Initial Redemption and Initial B Share Dividend as appropriate; Depositary receives funds in respect of the ADRs for the Initial B Share Dividend	August 11
Date share certificates representing New Ordinary Shares and New ADRs are sent to Security holders	August 11

The foregoing schedule depends on a number of factors, including the timing of shareholder approval. Although the dates may change, any change should cause the entire proposed schedule to adjust accordingly, with intervals between each of the elements of the Return of Capital remaining substantially the same.

2.2 Terms of the B Share Alternatives and Share Capital Consolidation

Pursuant to the Capital Reorganization, the Company proposes to create and issue B Shares and New Ordinary Shares, and the Depositary will issue new ADRs (the "**New ADRs**") representing New Ordinary Shares to Security holders of record on July 28, 2006 in order to replace their existing Securities. The Share Capital Consolidation will be effected as follows:

(i) following the close of business on July 28, 2006, the Company will issue one B Share for each Existing Ordinary Share. The issue of B Shares will result in an increase of the Company's issued share capital; and

(ii) each Existing Ordinary Share will be sub-divided and consolidated so that Security holders will own fewer New Ordinary Shares than Existing Ordinary Shares owned prior to the consolidation.

Following the Share Capital Consolidation, the New Ordinary Shares (and New ADRs to be issued) will represent the same proportionate interest in the equity of the Company as the Existing Ordinary Shares (and Existing ADRs), subject only to rounding for fractions, and will be equivalent in all material respects to the Existing Ordinary Shares, with the exception of the difference in par value and subject to the rights of the B Shares. The Depositary is expected to file an amendment to the existing registration statement on Form F-6 in respect of the New ADRs with the Commission reflecting the new CUSIP for the New ADRs and the adjusted nominal value of the New Ordinary Shares and par value of the New ADRs, and will issue New ADRs, whether in book-entry or certificated form. Share certificates evidencing Existing Ordinary Shares and Existing ADRs will cease to evidence such shares and ADRs, respectively. Application shall be made to have the New ADRs listed on The New York Stock Exchange with a new CUSIP, with dealings, subject to approvals, expected to commence on July 31, 2006. Application will be made for the New Ordinary Shares to be admitted to the Official List maintained by the FSA and admitted to trading on the LSE, with dealings expected to commence on July 31, 2006. The Company will mail, on August 11, 2006, to each holder of Existing Ordinary Shares held in certificated form new share certificates evidencing the number of New Ordinary Shares held by such shareholder.

The B Shares will have limited voting rights, and will carry a non-cumulative preferential dividend (the "**B Share Continuing Dividend**") equal to 75 percent of 6-month Sterling LIBOR[6] on the nominal value of 15 pence per B Share, payable by the Company semi-annually in arrears in pounds sterling on February 5 and August 5 of each year. The first dividend period will commence on August 5, 2006 (or such later date as the Board of Directors of the Company may determine), and the first B Share Continuing Dividend will be due and payable in arrears on February 5, 2007. The Company's Memorandum and Articles of Association will be amended to reflect the rights and restrictions attached to the New Ordinary Shares (i.e., the change in nominal value) and the B Shares. Each B Share will be entitled to a repayment of 15 pence and accrued but unpaid dividends for the then current dividend payment period in priority to New Ordinary Shares upon a winding-up or liquidation, but will have no other rights of participation in the assets of the Company.

For U.K. tax reasons, the B Shares must be in issue before the end of the Election Period. The B Shares will not be listed on any stock exchange or quotation system, either in the United Kingdom or the United States, and it is not expected that an active trading market for such shares will develop. Unless subsequently required, the B Shares will not be registered under the Exchange Act. The B Shares will not be eligible for deposit under the Deposit Agreement.

Pursuant to the Initial Redemption, holders of the B Shares (other than U.S. Shareholders and Existing ADR holders), during the Election Period, may elect to have some or all of their B Shares redeemed at 15 pence per B Share by duly completing and returning an Election Form at or prior to 3:00 p.m. (London time) on August 3, 2006. Pursuant to the terms of the Initial Redemption, Security holders may cause to be withdrawn any such election at any time prior to 3:00 p.m. London time on August 3, 2006. Payment for such B Shares will be sent to Security holders electing the Initial Redemption (or the CREST accounts of such holders will be credited) on August 11, 2006, on

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[6] "**LIBOR**" will equal the rate at which leading banks in the London inter-bank market offer to take pounds sterling deposits as displayed on page ISDA on Reuters (formerly known as the Telerate Monitor) or such other page or service as may replace it for the purposes of displaying London inter-bank offered rates of leading banks for pounds sterling deposits.

approximately the 6th U.S. business day subsequent to the end of the Election Period. Payment to Security holders who have elected (or who pursuant to the terms and conditions of the B Shares will automatically receive) the Initial B Share Dividend will be mailed to such Security holders (or the CREST accounts of such holders will be credited) on August 11, 2006, approximately the 6th U.S. business day subsequent to the end of the Election Period.

Other than U.S. Shareholders and Existing ADR holders (who pursuant to the terms and conditions of the B Shares will automatically receive the Initial B Share Dividend and who will therefore not be requested to complete an Election Form), Security holders who do not properly complete an Election Form, or who do not return the Election Form by August 3, 2006, will be deemed to have elected for Initial Redemption.

Security holders electing (or who, in the case of U.S. Shareholders and Existing ADR holders pursuant to the terms and conditions of the B Shares will automatically receive) the Initial B Share Dividend of 15 pence per B Share, will receive such dividend and their B Shares will convert into Deferred Shares. The Deferred Shares will have negligible value and carry extremely limited rights, including no voting rights nor any rights to the B Share Continuing Dividend. The Company may redeem or repurchase all Deferred Shares in issue at any time for an aggregate consideration of one penny (£0.01). No share certificates will be delivered in respect of the Deferred Shares and it is not anticipated that a market for the Deferred Shares will develop.

Following completion of the Election Period, for those Security holders who elect for the Future Redemption alternative in respect of some or all of their B Shares, they may elect to have such B Shares redeemed on each of February 5, 2007, August 5, 2007 and February 5, 2008 and with all outstanding B Shares being compulsorily redeemed at 15 pence per B Share on August 5, 2008 in accordance with their terms.

Since the Share Capital Consolidation may give rise to fractional entitlements to New Ordinary Shares or New ADRs, such fractional entitlements will be aggregated and sold outside the United States, and Security holders who would otherwise have been entitled to receive fractional entitlements to New Ordinary Shares or New ADRs, as applicable, will receive their pro rata share of the sale proceeds. Should the cash consideration for the fractional entitlement be less than £1.00 in respect of New Ordinary Shares, the proceeds will be retained by the Company and donated to ShareGift, a registered charity in the United Kingdom.

2.3 Application of Rule 13e-4(f)(1)(i) and Rule 14e-1(a) to the Initial Repurchase Offer

Essentially, Rule 13e-4(f)(1)(i) and Rule 14e-1(a) require that any issuer tender offer by a company that has a class of equity securities registered under Section 12 of the Exchange Act for any class of its equity securities must remain open for acceptances for a period of not less than 20 U.S. business days from the date the tender offer is first published or sent to the relevant security holders ("**Commencement**").[7] Subject to the confirmation requested herein, Vodafone intends to extend the benefit of the B Share Alternatives to Security holders (other than U.S. Shareholders or Existing ADR

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7 Rule 13e-4(f)(1)(i) provides, in relevant part, that an "issuer tender offer, unless withdrawn, shall remain open until the expiration of ... 20 business days from its commencement ...." Rule 14e-1(a) provides, in relevant part, that no person who makes a tender offer shall hold "such tender offer open for less than twenty business days from the date such tender offer is first published or sent to security holders."

holders, who will pursuant to the terms and conditions of the B Shares automatically receive the Initial B Share Dividend) by enabling such holders to make an election with respect to the B Share Alternatives, including the Initial Redemption, during the period commencing on June 13, 2006 (the anticipated mailing date for the Shareholder Circular and the Election Forms) and ending on August 3, 2006 (the anticipated end of the Election Period), which is a period of 37 U.S. business days. As noted earlier, the Shareholder Circular will provide Security holders with the information required to be included therein by English law, the FSA Listing Rules (as defined below), the LSE and the applicable U.S. tender offer rules.

On a number of occasions in the past, the Staff has granted no-action relief in connection with transactions substantially similar to the Initial Redemption.[8] In each of the circumstances noted herein, the tender offer period remained open for at least 20 U.S. business days after Commencement and the respective offerors were offering to purchase the "B shares" tendered as of a specified date at least 20 U.S. business days after Commencement and the purchases of securities in those transactions were only (i) a few business days after the applicable record date and (ii) the same day as or one day after the "B shares" were listed on the LSE.[9] In each of the prior no-action letters, the Staff has determined that it would not recommend enforcement action under the applicable rule requiring that a tender offer remain open for 20 U.S. business days (i.e., Rule 14e-1(a) or Rule 13e-4(f)(1)(i) under the Exchange Act, as applicable). In addition, most recently, the Staff has granted no-action relief to Scottish Power plc ("**Scottish Power**"), National Grid Transco PLC ("**National Grid**"), Anglian Water Plc ("**Anglian**") and Elementis plc ("**Elementis**") in circumstances, such as is the case under the Initial Redemption, where the offer consisted of one continuous Election Period.

The Initial Redemption will consist initially of only one continuous purchase period and is similar in effect to the no-action requests by Scottish Power, National Grid, Anglian and Elementis, which had one repurchase or redemption period. As discussed by Scottish Power, National Grid, Anglian and Elementis in their respective no-action requests, the absence of a second repurchase or redemption period should not be significant. While there may be new Security holders that may become holders immediately before the record date for the Capital Reorganization and, hence, have a shorter time period to consider the Initial Redemption, the Company believes that investors would not be harmed. Those who acquire Securities near the end of the Election Period should not be prejudiced given that the London market has become familiar with repurchase and redemption schemes similar to the one discussed herein, including those having only one repurchase or redemption period.

The U.K. and U.S. markets will be put on notice concerning the record date by way of the mailing of the Shareholder Circular and by a general press release in the United Kingdom and the United States concerning the Return of Capital, including the Initial Redemption. In accordance with customary practice in the United Kingdom, the Company has requested that new Security holders have the Shareholder Circular, the Election Forms and any other relevant accompanying materials forwarded to them promptly to the extent that they have purchased Securities after the mailing date and

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8 *See*, Scottish Power plc (April 3, 2006); National Grid Transco PLC (June 4, 2005); Elementis plc (October 5, 2000); Elementis plc, (March 20, 2000); Anglian Water Plc, (August 21, 1998); Williams PLC, (June 25, 1998); Thames Water Plc, (June 18, 1998); WH Smith Group plc, (April 23, 1998); BTR plc, (April 9, 1998); Bass plc, (January 8, 1998); Diageo plc, (December 19, 1997); Thorn PLC, (June 18, 1997); and EMI Group plc, (July 17, 1997).

9 The brevity of the period between the record date and the repurchase date in transactions of these types is principally driven by U.K. tax considerations.

Computershare and The Bank of New York will otherwise be informing Security holders of the Initial Redemption.

On the basis of the structure of the Initial Redemption and previous guidance of the Staff, we believe that the Initial Redemption satisfies the requirement under the Exchange Act to keep a tender offer open for acceptances for a period of at least 20 business days from the date of Commencement.

2.4 Application of Rule 13e-4(f)(8)(i) and (ii) to the Return of Capital

2.4.1 Applicability of the All Holders/Best Price Rule

Pursuant to the All Holders/Best Price Rule set forth in Rule 13e-4(f)(8)(i) (the "**All Holders Provision**") and (ii) (the "**Best Price Provision**"), no issuer is permitted to make a tender offer unless (i) the tender offer is open to all security holders of the class of securities subject to the tender offer, and (ii) the consideration paid to any security holder pursuant to the tender offer is the highest consideration paid to any other security holder during such tender offer. Because U.S. Shareholders and Existing ADR holders will, pursuant to the terms and conditions of the B Shares, automatically receive the Initial B Share Dividend and will not have the ability to elect from among the B Share Alternatives, the Return of Capital could be viewed as inconsistent with the All Holders/Best Price Rule. Rule 13e-4(f)(10) provides an exception to the All Holders/Best Price Rule to permit alternative forms of consideration to be offered to security holders, provided that (i) security holders are afforded an equal right to elect among each of the types of consideration offered, and (ii) the highest consideration of each type paid to any security holder is paid to any other security holder receiving that type of consideration. However, the Return of Capital could also be seen as inconsistent with Rule 13e-4(f)(10), since U.S. Shareholders and Existing ADR holders will, in accordance with the terms and conditions of the B Shares, automatically receive the Initial B Share Dividend and will not have the ability to elect from among the B Share Alternatives.

Notwithstanding the foregoing, the Company believes that the Return of Capital is consistent with the policies and purposes underlying Rule 13e-4 generally, because effecting the Return of Capital through the issuance of B Shares, and the tender offer that is made or is deemed to have been made for U.S. federal securities law purposes as a consequence, as opposed to a simple cash dividend, is driven entirely by U.K. tax considerations that are only applicable to U.K. taxpayers, and the consideration to be received by all Security holders, regardless of the B Share Alternative elected, is 15 pence per B Share (apart from the additional payment of the B Share Continuing Dividend in the case of investors electing Future Redemptions).

2.4.2 UK Tax Treatment of B Share Alternatives

The tax treatment of the Return of Capital for U.K. shareholders will generally vary depending on which of the B Share Alternatives is elected. The proceeds of a redemption pursuant to the Initial Redemption will generally be treated as a "capital disposal" for U.K. tax purposes. In contrast, the dividend payable pursuant to the Initial B Share Dividend will generally be treated as "income" for U.K. tax purposes.

The B Share Continuing Dividend will be generally be treated as "income" for U.K. tax purposes, and the proceeds of redemption of B Shares in the future will generally be treated as a "capital disposal" for U.K. tax purposes.

The U.K. tax treatment of the B Share Alternatives is described in detail in the Shareholder Circular.

2.4.3 U.S. Tax Treatment of B Share Alternatives

Under each of the B Share Alternatives, U.S. Shareholders and Existing ADR holders that are subject to tax in the United States would be currently taxable on the amount received as dividend income. Thus, the tax benefit available to U.K. taxpayers under U.K. tax law of being able to elect from among the B Share Alternatives would not be available to U.S. Shareholders and Existing ADR holders under U.S. federal income tax law.

Simpson Thacher & Bartlett LLP, special tax counsel, has provided advice to Vodafone concerning the U.S. federal income tax consequences of the B Share Alternatives to U.S. Holders. Simpson Thacher & Bartlett's letter consenting to the use of their name and advising on the accuracy of the summaries of matters of U.S. federal income tax law contained in this section 2.4.3 is attached as Annex A to this letter. This advice is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

As used in this section 2.4.3, the term "U.S. Holder" means a beneficial owner of Existing Ordinary Shares (including shares underlying Existing ADRs) that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Under both the Initial Redemption and the Initial B Share Dividend alternatives (only the latter of which is being made available to U.S. Shareholders and Existing ADR Holders), the issuance of B Shares would be disregarded for U.S. federal income tax purposes, and therefore U.S. Holders would be currently taxable on the cash received as dividend income. If the Future Redemption alternative were made available to U.S. Shareholders and Existing ADR Holders, U.S. Holders electing such alternative would be currently taxed on the amount received as dividend income either (i) under section 305 of the Code (assuming the B Shares are treated as stock for U.S. federal income tax purposes), because they would have been entitled to elect whether to receive cash or stock or (ii) because the B Shares are treated as debt.

In all three alternatives, dividend treatment assumes Vodafone has adequate current or accumulated earnings and profits (which Vodafone expects to be the case). To the extent that the amount of the distribution exceeds Vodafone's current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Existing Ordinary Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of the Existing Ordinary Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

2.4.4 Consequences of Making B Share Alternatives Available to U.S. Investors

We are aware from our involvement in similar transactions for other U.K. companies that effecting the Return of Capital in a way that enables U.S. investors to choose from among several alternative ways of receiving their cash creates confusion in the U.S. shareholder base, particularly the retail shareholder base. This is primarily because they are provided with a significant amount of information describing in detail the B Share Alternatives, and consequences thereof, which are driven entirely by U.K. tax considerations.

In addition to creating confusion among the U.S. investor base, there is substantial increased cost to the Company if it is required to make the B Share Alternatives available to U.S. investors. The Company estimates that, if it were required to make elections under the B Share Alternatives available to U.S. investors, this would add significant costs to the Return of Capital, principally in respect of the added expenses of the Depositary and information agent in processing elections by U.S. investors and providing information to U.S. investors regarding the choices.

2.4.5 Analysis

Rule 13e-4 under the Exchange Act regulates issuer tender offers and imposes various requirements on such tender offers. Rule 13e-4 is designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers.

The All Holders Provision, Rule 13e-4(f)(8)(i), requires that a "tender offer [be] open to all security holders of the class of securities subject to the tender offer." While the All Holders Provision does not prohibit partial tender offers or offers for less than all outstanding securities of a class, the provision in effect provides that all security holders of a class must be able to accept the tender offer if they so desire. Pursuant to the B Share Alternatives, U.S. Shareholders and holders of Existing ADRs would not be able to make an election, as pursuant to the terms and conditions of the B Shares they would automatically receive the Initial B Share Dividend. This could be viewed as inconsistent with the All Holders Provision.

The Best Price Provision, Rule 13e-4(f)(8)(ii), requires that "the consideration paid to any security holder pursuant to the tender offer [be] the highest consideration paid to any other security holder during such tender offer." The Commission, in adopting amendments to Rule 13e-4, stated that the Best Price Provision requires that "the highest price paid to any tendering security holder would need to be paid to any other tendering security holder." Pursuant to the B Share Alternatives, U.S. Shareholders and Existing ADR holders would automatically receive the Initial B Share Dividend of 15 pence per B Share, and their B Share would thereafter convert by their terms into Deferred Shares. Other Security holders who are eligible to make an election would either receive (i) in the case of holders electing the Initial Redemption, 15 pence per B Share, (ii) in the case of holders electing the Initial B Share Dividend, 15 pence per B Share, and their B Shares would thereafter convert by their terms into Deferred Shares, or (iii) no immediate payment of 15 pence per B Share, but such B Share holders would continue to hold such B Shares, would be eligible to participate in future redemptions at 15 pence per B Share, and would for so long as they hold such B Shares be eligible to receive the B Share Continuing Dividend.

This feature of the Return of Capital could be viewed as inconsistent with the Best Price Provision. In this regard, Rule 13e-4(f)(10) provides an exception to the Best Price Provision that permits alternative forms of consideration to be offered to tendering security holders, provided that: (i) security holders are afforded an equal right to elect among each of the types of consideration offered; and (ii) the highest consideration of each type paid to any security holder is paid to any other security holder receiving that type of consideration. In the Return of Capital, U.S. Shareholders and Existing ADR holders would not have an equal right to elect for the Initial Redemption or Future Redemption alternatives. Therefore, the structure of the B Share Alternatives not appear to qualify for the Rule 13e-4(f)(10) exception to the Best Price Provision.

Notwithstanding the fact that certain features of the Return of Capital may be considered inconsistent with the terms of Rule 13e-4, the Company believes that the structure of the Return of Capital and the terms and conditions of the B Shares are consistent with the policies and purposes underlying Rule 13e-4 generally. In addition, the Return of Capital would otherwise comply with Rule 13e-4, which would include, among other things, (i) filing a Schedule TO with the Commission, (ii) furnishing disclosure documents containing information required by Schedule TO promptly to Security holders, (iii) in accordance with the other relief requested herein, the Initial Redemption remaining open at least 20 U.S. business days, (iv) allowing for withdrawal of any elections pursuant to the Initial Redemption during the Election Period, (v) not extending the Election Period without proper notice, and (vi) promptly making payment of the 15 pence per B Share following the issuance of the B Shares and the end of the Election Period.

Further, the Company believes that, based on precedent, relief should be available to permit it to conduct the Return of Capital without complying with the All Holders Provision or the Best Price Provision. The Commission has granted relief from these provisions under the various tender offer rules, as discussed below, in circumstances where a particular offer, although not in compliance with these provisions, would not violate the public policy of prohibiting discriminatory offers that disfavour certain security holders. In particular, the Commission has granted relief in circumstances where, although not otherwise factually applicable to the Return of Capital, one group of holders would receive tax benefits not available to other holders.[10]

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[10] See, e.g. Man-Glenwood Lexington LLC (January 31, 2005); Madison Dearborn Partners, LLC (July 5, 2002); Esat Telecom Group plc (December 23, 1999); and International Business Machines Corp. (March 8, 2000).

The purpose of the Return of Capital is to return 15 pence per Existing Ordinary Share to existing Security holders, and to do so in a way that is tax-efficient for U.K. Security holders, which constitute the majority of the Company's shareholder base. The tax benefit available to U.K. taxpayers under U.K. tax law of being able to elect from among the B Share Alternatives would not be available to U.S. Shareholders and Existing ADR holders under U.S. federal income tax law, and for the reasons described below making the B Share Alternatives available to U.S. Shareholders and Existing ADR holders could be detrimental to U.S. Shareholders and holders of Existing ADRs.. Under the circumstances, we do not believe that any regulatory purpose or investor protection policy rationale is served by preventing the Company from structuring the Return of Capital in the manner described herein.

(i) The All Holders Provision

The Commission has granted relief from the All Holders Provision in several instances to permit issuers to conduct tender offers in which only some identifiable group of their security holders was eligible to participate. In granting relief from the All Holders Provision, the Commission, in each instance, noted the following factors: (i) that within the group of security holders eligible to participate in the tender offer, the issuer made the offer available to all members of the group; and (ii) that the issuer made no recommendation as to whether members of the group should tender or refrain from tendering their securities. Although not otherwise factually applicable to the Return of Capital, in the context of the Return of Capital all U.S. Shareholders and Existing ADR holders will be treated the same (i.e., they will automatically receive the Initial B Share Dividend of 15 pence per Existing Ordinary Share pursuant to the terms and conditions of the B Shares), and all other existing Security holders will be treated the same (i.e., they will be permitted to elect from among the B Share Alternatives).

In addition, with respect to U.S. Shareholders and Existing ADR holders, (i) there is no economic difference between choosing the Initial B Share Dividend and the Initial Redemption, since either option would simply result in their receiving 15 pence per Existing Ordinary Share, and (ii) the U.K. tax benefit available for choosing to retain the B Shares and to receive the right to have the B Shares redeemed in the future would not be available under U.S. tax law, since U.S. Shareholders and Existing ADR holders that are subject to U.S. tax law would still be currently taxable at the time of distribution of the B Shares rather than at the time the 15 pence per B Share is actually paid, and since in any event the redemption price in the future will always be 15 pence per B Share. In addition, the Company will not make any recommendation as to what election a Security holder should make pursuant to the B Share Alternatives.

(ii) The Best Price Provision

The Commission has granted relief from the Best Price Provision in certain instances to permit issuers to conduct tender offers in which security holders of a closed-end fund have the option to tender their securities either for cash or for the cash equivalent amount of shares of certain other funds within the same fund complex that are subject to a contingent deferred sales charge. While not factually the same as the Return of Capital, in each instance, the proposal would not have resulted in unfair discrimination among shareholders, nor would the proposal have misled shareholders. The outcomes in achieving the underlying purpose of the transaction were viewed as economically equivalent. These factors are present in the Return of Capital as well.

The Board of the Company has a fiduciary duty to all investors in the Company. If the B Share Alternatives were to be extended to U.S. Shareholders and Existing ADR holders, this would increase the costs of the Return of Capital substantially to the Company, which would be to the detriment of all existing Security holders, including the U.S. Shareholders and Existing ADR holders, and there would be no U.S. tax benefit to these investors. Financial institutions and information agents in the United States would need to be appointed to handle elections by U.S. investors and the large volume of questions from U.S. investors that can be expected to arise in connection with the Return of Capital.

In addition, if a sufficient number of U.S. investors were to elect to retain the B Shares, which could happen if U.S. investors do not understand the B Share Alternatives or make an improper election, this could result in the Company being required to register the B Shares pursuant to the Exchange Act, which would result in even higher costs.

Structuring the Return of Capital as described in this letter could be beneficial to U.K. shareholders and certain other non-U.S. shareholders and would not result in detrimental treatment under U.S. tax laws. The Return of Capital would not result in unfair discrimination among existing Security holders, nor would the proposed Return of Capital mislead Security holders. [11]

The options pursuant to the B Share Alternatives are also economically equivalent. As discussed above, all Security holders ultimately receive 15 pence per B Share, whether by way of Initial Redemption, Initial B Share Dividend or (other than as a result of the B Share Continuing Dividend) Future Redemption. The B Share Alternatives would not result in differential consideration being paid to B Share holders. The Commission has granted relief from the All Holders/Best Price Rule in circumstances where the consideration was economically equivalent but where different categories of security holders were situated differently for tax purposes.[12] In these instances, the Commission found that the structure of the offer was consistent with the policy underlying the U.S. tender offer rules of prohibiting discriminatory offers that disfavour certain security holders.

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[11] In addition, we believe that there are a number of reasons why it is not in the best interest of U.S. Shareholders and holders of Existing ADRs who are U.S. taxpayers to be permitted to elect among the B Share Alternatives and, in particular, that there are additional risks that such persons face by electing the Future Redemption alternative. We believe the principle risks that arise in the context of the Future Redemption alternative are: (i) the fact that although the holders will incur a U.S. tax liability in respect of the dividend in the current year, they would not receive the cash to pay such tax liability until 2007 at the earliest; (ii) the B Shares will not be listed or traded on any stock exchange and it is not expected that any liquid market for the B Shares will develop and, as a result, it is unlikely that the holders will be able to sell or otherwise dispose of the B Shares until such time as the future redemptions occur; (iii) the rate of return on the B Share Continuing Dividend is relatively unattractive, being only 75% of Sterling LIBOR, and investors are likely to be able to find more favorable rates of return on their 15 pence elsewhere; and (iv) the holders will be subject to exchange rate risk during the period that the B Shares are held because the interest and dividends payable will be made in pounds sterling, not U.S. dollars (unlike the Initial B Share Dividend, where all payments will be made in U.S. dollars).

[12] See, e.g. Man-Glenwood Lexington LLC (January 31, 2005); Madison Dearborn Partners, LLC (July 5, 2002); Esat Telecom Group plc (December 23, 1999); and International Business Machines Corp. (March 8, 2000).

Therefore, on the basis of the structure of the Return of Capital and previous guidance of the Staff, we believe that the structure of the Return of Capital which includes provisions in the terms and conditions of the B Shares (which will be part of the Company's Memorandum and Articles of Association) pursuant to which U.S. Shareholders and Existing ADR holders would automatically receive the Initial B Share Dividend is consistent with the policies and purposes underlying Rule 13e-4 generally, including without limitation the All Holders/Best Price Rule.

(iii) Codification of Analogous Relief

The Commission has also recognized that there are circumstances in which differential treatment of U.S. shareholders, including on the basis of tax treatment of U.K. security holders, would nevertheless satisfy the equal treatment principle embodied in the All Holders/Best Price Rule. Pursuant to Rule 13e-4, the equal treatment requirement pursuant to the "Tier I" exemption under Rule 13e-4 is satisfied in circumstances where the bidder offers U.S. holders only a cash consideration for the tender of the subject securities, notwithstanding the fact that the bidder is offering security holders outside of the United States a consideration that consists in whole or in part of securities of the issuer or an affiliate, if the issuer has a reasonable basis for believing that the amount of cash is substantially equivalent to the value of the consideration offered to non-U.S. holders[13]. Similarly, if the issuer or affiliate offers "loan notes" solely to offer sellers tax advantages not available in the United States and these notes are neither listed on any organized securities market nor registered under the Securities Act, the loan notes need not be offered to U.S. holders.[14]

Likewise, pursuant to the "Tier II" exemption under Rule 13e-4, the equal treatment requirement is satisfied if the issuer or affiliate offers loan notes solely to offer sellers tax advantages not available in the United States and these notes are neither listed on any organized securities market nor registered under the Securities Act[15]. Similarly, an issuer or affiliate relying on the Tier II exemption may separate the offer into two offers, one offer made only to U.S. holders and another offer made out to non-U.S. holders, so long as the offer made to U.S. holders is made on terms at least as favourable as those offered to any other holder of the same class of securities that is the subject of the tender offer[16].

The Return of Capital does not strictly qualify for either the Tier I or the Tier II exemption, because (i) the level of U.S. ownership makes Tier I unavailable, (ii) the Return of Cash contemplates a unitary structure for the B Share Alternatives, not a separate offer structure, and (iii) the B Shares are not literally loan notes. However, as applied by analogy to the Return of Capital, the structure proposed by the Company is consistent with the exemptions from the equal treatment requirement codified in the Tier I and Tier II exemptions, on the basis that (i) the consideration received by U.S. Shareholders and Existing ADR holders will be the same as for the other security holders (namely, 15 pence per B Share, apart from, in the case of investors electing Future Redemptions, the additional payment of the B Share Continuing

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[13] Rule 13e-4(h)(8)(ii)(C)

[14] Rule 13e-4(h)(8)(ii)(D)

[15] Rule 13e-4(i)(2)(i)

[16] Rule 13e-4(i)(2)(ii)

Dividend), and (ii) the rationale for singling out loan notes for special treatment is the same rationale that would apply to the B Shares. Loan notes are commonly used in the United Kingdom as consideration in lieu of cash in connection with tender offers and other business combinations. In essence, loan notes are short-term notes that may be redeemed in whole or in part for cash at par on any interest date in the future. The purpose of the loan note is the deferral of recognition of income and capital gains on the sale of securities under U.K. tax laws. Since this tax benefit is not available under U.S. tax law, the Commission codified special treatment for loan notes in the Tier I and Tier II exemptions of Rule 13e-4 and also in the tender offer rules governing third party (as opposed to issuer) tender offers generally[17].

The analysis as applied to loan notes is identical to the B Shares. B Shares are preferred shares of limited duration that may be redeemed in whole or in part for cash at par on a redemption date. The purpose of the B Share is the deferral of recognition of income and capital gains on the disposition of the B Shares under U.K. tax laws. Since such U.K. tax benefit is not available under U.S. tax law, we believe it would be appropriate for the Staff to apply the same analysis to B Shares as it has applied to loan notes.

3 Relief Requested

3.1 Request for No-Action Relief with respect to Rule 13e-4(f)(1)(i) and Rule 14e-1(a)

Based on the foregoing, we respectfully request that the Staff of the Division of Corporation Finance confirm that, for the purposes of Rule 13e-4(f)(1)(i) and Rule 14e-1(a) under the Exchange Act, the Initial Redemption will be deemed to be open for not less than 20 U.S. business days between the date the Shareholder Circular, the Election Forms and the Schedule TO are mailed to Security holders and the end of the Election Period or, in the alternative, that the Staff will not recommend any enforcement action to the Commission under Rule 13e-4(f)(1)(i) or Rule 14e-1(a) if the Initial Redemption is implemented in the manner described above.

3.2 Request for Exemptive Relief with respect to Rule 13e-4(f)(8)(i) and (ii)

Based on the foregoing, we respectfully request that the Staff of the Division of Corporation Finance grant exemptive relief from the requirements of the All Holders/Best Price Rule set out in Rule 13-4(f)(8)(i) and (ii) if U.S. Shareholders and holders of Existing ADRs automatically receive the Initial B Share Dividend in accordance with the terms and conditions of the B Shares and would not have the option of electing from among the B Share Alternatives, in each case in the manner described herein.

4 Conclusion

For the foregoing reasons, we respectfully request, in reliance on our opinions set forth above, that the Staff of the Division of Corporation Finance (i) either grant the relief requested under Rule 13e-4(f)(1)(i) and Rule 14e-1(a) or confirm that it will not recommend any enforcement action to the Commission pursuant to Rule 13e-4(f)(1)(i) or Rule 14e-1(a) and (ii) grant exemptive relief from the requirements of Rule 13e-4(f)(8)(i) and (ii) with respect to the transactions contemplated herein.

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[17] See Rule 14d-1(c)(2)(iv); Rule 14d-1(d)(2)(i)

If you wish to receive further information or to discuss any of the above matters further, please do not hesitate to call the undersigned on 011 44 20 7456 3481 or Thomas B. Shropshire, Jr. at 011 44 20 7456 3223. For your convenience, we may be contacted via e-mail at larry.vranka@linklaters.com and tom.shropshire@linklaters.com, respectively.

Very truly yours,

Lawrence Vranka, Jr. / TBS

Lawrence Vranka, Jr.

cc: Paul Dudek, *Chief, Office of International Corporate Finance, Securities and Exchange Commission*

Stephen Scott, *Group General Counsel and Company Secretary, Vodafone Group Public Limited Company*

Steven C. Todrys, *Simpson Thacher & Bartlett*

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

June 8, 2006

Ms. Mauri L. Osheroff
Associate Director, Regulatory Policy

Mr. Brian V. Breheny
Chief, Office of Mergers and Acquisitions

Ms. Christina Chalk
Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentleman:

We refer to the letter dated June 8, 2006 from Linklaters (the "Letter") to you on behalf of Vodafone Group Public Limited Company (the "Company"). In the Letter, Linklaters requests, among other things, that the staff of the Division of Corporation Finance grant exemptive relief from the requirements of Rule 13e-4(f)(8)(i) and (ii) if U.S. Shareholders and holders of Existing ADRs automatically receive the Initial B Share Dividend in accordance with the terms and conditions of the B Shares and do not have the ability to elect from among the B Share Alternatives. We are acting as special U.S. tax counsel to the Company. This letter is rendered at your request solely in connection with the

Letter. Capitalized terms used herein without definition have the meanings ascribed to them in the Letter.

We hereby consent to the use of our name in Section 2.4.3 of the Letter. In addition, we hereby advise you that, assuming the accuracy of the description of the Return of Capital contained in the Letter, we believe the statements made in Section 2.4.3 of the Letter, insofar as they constitute summaries of matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects. We note, however, that the statements relating to U.S. federal income tax law contained in Section 2.4.3 of the Letter are a brief summary only and should not be construed as a comprehensive description of all relevant tax issues.

We do not express any belief, view, or opinion herein concerning any law other than the U.S. federal income tax law.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT LLP